SunCoke Energy, Inc.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

October 1, 2013

Terence O’Brien

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed July 30, 2013

File No. 1-35243

Dear Mr. O’Brien:

In connection with the letters of SunCoke Energy Inc. filed via EDGAR on September 10, 2013 and September 24, 2013 in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2013, the company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1000, or to Michael Swidler at Vinson & Elkins, at 212-237-0020.

Very truly yours,

/s/ Fay West
Fay West
Vice President and Controller

Securities and Exchange Commission

October 1, 2013

cc:	Angie Kim (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Mark E. Newman (SunCoke Energy, Inc.)

John J. DiRocco, Jr. (SunCoke Energy, Inc.)

Michael Swidler (Vinson & Elkins L.L.P.)

Rachel Packer (Vinson & Elkins L.L.P.)